3100 Cumberland Road, Suite 1480	Legal Department
Atlanta, Georgia 30339	Dan S. McDevitt
General Counsel and Corporate Secretary
Direct Dial: (770) 852-9310
Fax: (770) 852-9466
Email: dan.mcdevitt@hdsupply.com

June 5, 2015

Mr. William H. Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             HD Supply Holdings, Inc.

Form 10-K for Fiscal Year Ended February 1, 2015

Filed March 24, 2015

Definitive Proxy Statement filed on Schedule 14A

Filed March 31, 2015

File No. 1-35979

Dear Mr. Thompson:

This letter sets forth the responses of HD Supply Holdings, Inc. (“we” or the “Registrant”) to the comments contained in your letter, dated June 3, 2015, relating to the (i) the Form 10-K for the Fiscal Year ended February 1, 2015, filed on March 24, 2015 and (ii) the Definitive Proxy Statement filed on Schedule 14A, filed on March 31, 2015.  The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

Form 10-K for Fiscal Year Ended February 1, 2015

Cover Page

1.                                      Please disclose the aggregate market value of voting and nonvoting common stock held by non-affiliates by reference to the price at which the common equity was last sold or as of the last business day of your most recently completed second fiscal quarter. Refer to Form 10-K.

We acknowledge the Staff’s comment and note that the aggregate market value of our voting and nonvoting common stock held by non-affiliates as of the close of business on August 3, 2014 (the last business day of the our most recently completed second fiscal quarter) was $2.6 billion. As required by Form 10-K, we will provide such disclosure beginning with our Fiscal Year 2015 Annual Report on Form 10-K.

Definitive Proxy Statement filed on Schedule 14A

Equity Incentive Compensation, page 49

2.                                      In future filings, please provide additional disclosure explaining how you determine the amounts of routine equity grants to issue to your named executive officers. For example, we note that it appears that you awarded Mr. DeAngelo approximately $4 million in routine equity grants in 2014 but you do not disclose the basis for the amount. Please refer to Item 402(b)(1)(v) of Regulation S-K.

We acknowledge the Staff’s comment and, beginning with our Fiscal Year 2015 Proxy Statement filed on Schedule 14A in March 2016, will provide such additional disclosure explaining how we determine the amounts of routine equity grants to issue to our named executive officers (“NEOs”).

For the Staff’s reference, we note that the routine equity grants reported in the our 2015 Definitive Proxy Statement (our “2015 Proxy Statement”) were based on the following percentages of each NEO’s base salary in effect on the last day of our prior fiscal year (February 2, 2014, the last day of our fiscal 2013).

NEO	Percent of Base Salary at FYE
DeAngelo (PEO)	400%
Levitt (PFO)	150%
Chaibi	200%
Stegeman	100%
Webb	150%
Nunez	150%

This amount was then divided by the closing stock price on the grant date to determine the number of shares granted. The percentage of base salary amount was determined based on benchmarking data for equity grants and total compensation, using the compensation comparator group set forth on page 40 of our 2015 Proxy Statement, targeting the 50th percentile, and prorated for time in the position.  The benchmarking data serves as a general guideline for managing overall pay decisions relative to market benchmarks, with actual pay decisions also based on experience, performance, long-term potential, internal pay equity, tenure, and retention value.

The Registrant hereby acknowledges that:

1.              It is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

2.              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

3.              It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please do not hesitate to call me at (770) 852-9310.

Sincerely,

/s/ Dan S. McDevitt
Dan S. McDevitt
General Counsel and Corporate Secretary

cc:                                Joseph J. DeAngelo, Chairman, President and Chief Executive Officer

Evan J. Levitt, Senior Vice President, Chief Financial Officer